                                                                EXHIBIT 99.2(b)

                                  AMENDMENT TO

                                     BY-LAWS

                                       OF

                           CAPITAL EXCHANGE FUND, INC.

                                December 15, 1995

Pursuant to ARTICLE XIV of the BY-LAWS of Capital Exchange Fund, Inc., (the "Fund") upon vote of a majority of the Directors of the Fund SECTION 1. of
ARTICLE II of the BY-LAWS of the Fund was amended to read as follows:

SECTION 1. Annual Meeting. A meeting of the shareholders for the purpose of electing a Board of Directors, the Treasurer and the Clerk, and for the transaction of such other business as may properly be brought before the meeting, shall be held annually, on the second Wednesday in April, unless said day be a legal holiday, in which case the annual meeting shall be held on the next day thereafter not a legal holiday.


                              ********************